UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 1 )*

                       ARGONAUT GROUP, INC.
                         (Name of Issuer)

               Common Stock, par value $0.10
                 (Title of Class of Securities)

                          040157109
                         (CUSIP Number)
                          Alan M. Stark
                         80 Main Street
                  West Orange, New Jersey 07052
                       (201)325-8660
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

                       March 28, 1995
     (Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                          SCHEDULE 13D

CUSIP No.   040157109                   Page 2 of 6 Pages
__________________________________________________________________
     1)   Names of Reporting Person S.S. or I.R.S. Identification
          No. of Above Person

           LEON G. COOPERMAN
           S.S. No. ###-##-####
 _________________________________________________________________
     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)

                                                          (a) [ ]
                                                          (b) [ ]
_________________________________________________________________
     3)   SEC Use Only
_________________________________________________________________
     4)   Source of Funds:
          WC, PF
_________________________________________________________________
     5)   Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e). . . . . . . . . . . . .
                 N/A
_________________________________________________________________
     6)   Citizenship or place of Organization:
          UNITED STATES
_________________________________________________________________
               (7)  Sole voting Power
Number of           1,114,000
Shares Bene- ____________________________________________________
ficially       (8)  Shared Voting Power
owned by              434,100
Each Report- ____________________________________________________
ing Person     (9)  Sole Dispositive Power
With                1,114,000
_________________________________________________________________
               (10) Shared Dispositive Power
                      434,100
_________________________________________________________________
     11)  Aggregate Amount Beneficially Owned by Each Reporting
          Person:   1,548,100
_________________________________________________________________
     12)  Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares                N/A
_________________________________________________________________
     13)  Percent of Class Represented by Amount in Box (11):
                    6.2%
_________________________________________________________________
     14)  Type of Reporting Person
               I N
Item 2.   Identity and Background.

          This statement is being filed by Leon G. Cooperman, ("Cooperman"). Cooperman is the managing general partner of two limited partnerships organized under the laws of the State of Delaware known as Omega Capital Partners, L.P., and Omega Institutional Partners, L.P. They are private investment firms engaged in the purchase and sale of securities for investment for their own accounts. The business address of Cooperman and the principal business and office of Omega Capital Partners, L.P., and Omega Institutional Partners, L.P., is c/o Omega Advisors, Inc., 88 Pine Street, Wall Street Plaza - 31st Floor, New York, New York 10005. Cooperman is a citizen of the United States.

          Cooperman is also the President and majority stockholder of Omega Advisors, Inc., a Delaware corporation, engaged in providing investment management. The address of the principal business and office of Omega Advisors, Inc. is 88 Pine Street, Wall Street Plaza - 31st Floor, New York, New York 10005. Omega Advisors, Inc. serves as investment manager to Omega Overseas Partners, Ltd., a Cayman Island corporation, with a business address at British American Tower, Third Floor, Jennrett Street, Georgetown, Grand Cayman Island, British West Indies. Omega Advisors, Inc. also serves as investment manager to Omega Overseas Partners, II, Ltd., a Cayman Island corporation, with a business address c/o Hemisphere House, 9 Church Street, Hamilton HM 11, Bermuda. Cooperman controls Omega Overseas Partners, Ltd. and Omega Overseas Partners II, Ltd. Omega Advisors, Inc. also serves with discretionary power as investment manager to unrelated third parties (herein referred to as the " Managed Account").

          Cooperman is the sole general partner of a limited partnership organized under the laws of the State of New Jersey known as Watchung Road Associates, L.P. It is a private investment partnership engaged in the purchase and sale of securities and other investments for its own account. The principal business and office of Watchung Road Associates, L.P., is 45 Watchung Road, Short Hills, New Jersey 07078.

          Cooperman is married to an individual named Toby Cooperman. Cooperman is also one of the Trustees of the Leon and Toby Cooperman Foundation (the "Foundation"), a charitable trust dated December 16, 1981. The other Trustees are his wife, Toby Cooperman, and his sons, Wayne Cooperman and Mark Cooperman.

Item 3.  Source and Amount of Funds or Other Consideration.

          Cooperman beneficially owns 1,548,100 Shares. Of this amount, 100,000 Shares are owned by Cooperman for his personal account; 407,600 Shares are owned by Omega Capital Partners, L.P.; 261,700 Shares are owned by Omega Institutional Partners, L.P.; 124,700 Shares are owned by Omega Overseas Partners, Ltd.; 277,100 Shares are owned by the Managed Account; 220,000 Shares are owned by Watchung Road Associates, L.P.; 130,000 Shares are owned by Toby Cooperman; and 27,000 Shares are owned by the Foundation.
Cooperman is deemed to have Shared Voting and Dispositive Power as to the Shares owned by Toby Cooperman, the Foundation, and the Managed Account.

     The source of funds for the purchase of the Shares by Omega Capital Partners, L.P., Omega Institutional Partners, L.P., Omega Overseas Partners, Ltd., the Managed Account, Watchung Road Associates, L.P., and the Foundation was investment capital, and the source of funds by Cooperman and his wife, Toby Cooperman, was personal funds.

Item 5.  Interest in Securities of the Issuer.

          Based upon the information contained in the Company's Form 10-K for the calendar year ended December 31, 1994 filed with the Securities and Exchange Commission, there were issued and out-standing as of February 28, 1995, 24,930,388 Shares of Common Stock. Cooperman owns 100,000 Shares, or 0.4% of those outstanding; Omega Capital Partners, L.P., owns 407,600 Shares, or 1.6% of those outstanding; Omega Institutional Partners, L.P., owns 261,700 Shares, or 0.8% of those outstanding; Omega Overseas Partners, Ltd., owns 124,700 Shares, or 0.5% of those outstanding; Watchung Road Associates, L.P., owns 220,000 Shares, or 0.9% of those outstanding; Toby Cooperman owns 130,000 Shares, or 0.5% of those outstanding; the Foundation owns 27,000 Shares, or 0.1% of those outstanding; and the Managed Account owns 277,100 Shares, or 1.1% of those outstanding. Cooperman possesses sole power to vote and direct the disposition of all Shares owned by him and by Omega Capital Partners, L.P., Omega Institutional Partners, L.P., Omega Overseas Partners, Ltd., Omega Overseas Partners II, Ltd., and Watchung Road Associates, L.P. As to the 277,100 Shares owned by the Managed Account, there would be shared power to dispose or to direct the disposition of such Shares because the owner of the Managed Account may be deemed beneficial owner of such Shares pursuant to Rule 13d-3 under the Act as a result of their right to terminate the discretionary accounts within a period of 60 days.
As to the 130,000 Shares owned by Toby Cooperman, and because of their relationship, there may be deemed to have shared power to dispose or to direct the disposition of such Shares. As to the 27,000 Shares owned by the Foundation and because he is one of four Trustees, he may be deemed to have shared power to dispose or to direct the disposition of such Shares. Cooperman disclaims beneficial ownership of the Shares except those personally owned and to the extent of his pro-rata profits interest in the limited partnerships.


          The following tables detail all transactions by each of the entities and persons identified above within the 60 day period prior to this filing. All transactions were open market transactions.


                  Omega Capital Partners, L.P.

     Date of        Nature of      Amount of      Price Per
     Transaction    Transaction     Shares          Share
     02/14/95       Sale           10,000         $30.875
     02/14/95       Purchase          400          31.00


               Omega Institutional Partners, L.P.

       Date of      Nature of      Amount of      Price Per
     Transaction    Transaction     Shares          Share
     02/28/95       Purchase        7,000         $30.9613
     02/28/95       Purchase        1,800          31.00
     02/28/95       Sale           38,100          30.75
     03/20/95       Purchase        5,400          29.875
     03/23/95       Purchase        1,700          29.875
     03/28/95       Purchase       54,900          29.00


                  Omega Overseas Partners, Ltd.

       Date of      Nature of      Amount of      Price Per
     Transaction    Transaction     Shares          Share
     02/03/95       Purchase        6,400         $30.50
     02/03/95       Purchase          300          30.75
     02/03/95       Sale           31,000          30.75


                Omega Overseas Partners, II, Ltd.

       Date of      Nature of      Amount of      Price Per
     Transaction    Transaction     Shares          Share
     02/06/95       Purchase        7,500         $30.50
     02/07/95       Purchase        2,400          30.375
     02/09/95       Purchase        1,000          30.4375
     02/28/95       Purchase        2,100          30.9613
     02/28/95       Purchase          500          31.00
     03/15/95       Sale           15,100          30.625


                    The Managed Account

       Date of      Nature of      Amount of      Price Per
     Transaction    Transaction     Shares          Share
     02/03/95       Purchase        8,600         $30.50
     02/03/75       Purchase          400          30.75
     02/03/95       Sale           19,000          30.75
     02/28/95       Purchase          600          30.9613
     02/28/95       Purchase          200          31.00
     03/14/95       Purchase       56,600          30.375
     03/15/95       Sale            3,400          30.625
     03/17/95       Purchase       10,000          30.125
     03/20/95       Purchase        4,600          29.875
     03/22/95       Purchase        1,000          29.875
     03/23/95       Purchase          800          29.875
     03/28/95       Purchase       72,900          29.00


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

     There is no material to be filed as Exhibits.

                            SIGNATURE
          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 29, 1995


/s/ ALAN M. STARK
ALAN M. STARK on behalf of LEON G. COOPERMAN,
individually and as managing partner of Omega
Capital Partners, L.P., Omega Institutional
Partners, L.P., as general partner of Watchung
Road Associates, L.P., as Trustee of the Foundation,
and as President of Omega Advisors, Inc. pursuant
to Power of Attorney on file.


ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).